FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated April 26, 2007 announcing that Registrant was chosen by WIN TSS (Telecom Security Systems) Nigeria Ltd. to provide a broadband satellite communications network and outsourced network services for the recent national elections in Nigeria.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated May 1, 2007

Gilat provides broadband satellite network for Nigerian elections

Solar-powered SkyEdge VSAT terminals enable rapid deployment throughout the country

Petah Tikva, Israel, April 26, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it was chosen by WIN TSS (Telecom Security Systems) Nigeria Ltd. to provide a broadband satellite communications network and outsourced network services for the recent national elections in Nigeria.

WIN TSS is using the Gilat SkyEdge VSAT network to provide a reliable, high-speed data and voice communications transmission backbone between national election headquarters in FCT (Abuja), the headquarters in 36 state capitals, and all of the LGA (Local Government Area) sites nationwide .

Gilat’s VSAT solution for WIN TSS includes a SkyEdge hub and more than 1,000 solar-powered SkyEdge Pro terminals, management of hub operations and satellite space segment. SkyEdge’s low power consumption enables cost reductions through solar power support for the remote sites.

WIN TSS officials said that Gilat’s experience and success in rapidly providing reliable communications networks for elections, such as those in Latin America, combined with its ability to provide a total solution, make it an ideal partner for a project of such significance. By teaming with Gilat, WIN TSS could deliver a secure VSAT transmission network in a full turnkey solution and give the appropriate guarantees to achieve the target in the short time frame of approximately two months. That included the immense local operational capability required to construct the remote solar powered VSAT sites, incorporating intruder protection and fire-fighting systems.

“Gilat’s ability to provide managed-hub operations is important for our customers. By providing more than just equipment, we can help reduce operational risks as well as enable our customers to maintain their focus on their business,” said Janna Koretskaya, Gilat’s regional vice president Africa. “We are proud to have been chosen by WIN TSS, an organization with deep understanding of the Nigerian communications market, to help it provide network coverage for the large, rugged rural geographic territory.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s deep knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About WINTSS

As a European/Nigerian organization, WIN TSS was incorporated to provide a one-stop shop, staffed by world-renowned experts, full turnkey telecommunications, security and safety solutions incorporating a variety of specialized technology and compliant with International standards. WIN TSS has three main divisions: Telecommunication Systems Division, Security Systems Division and Fire Systems Division. WIN TSS, with its international partners, provides full turnkey solutions including maintenance and after-sales services to its clients.

WIN TSS also provides engineering services and customer tailored solutions.The Company has a team of seasoned and well-qualified personnel/partners in various fields to ensure the delivery of state-of-the-art solutions in record time. The expert personnel of the respective manufacturers and solution providers, in partnership, also support the Company from different parts of the world.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Director of Corporate Marketing
Tel. + 972-3-925-2406; kimk@gilat.com